Exhibit 12.1

Quiksilver Inc.

Calculation of Ratio of Earnings to Fixed Charges

	Year Ended October 31,					Six Months Ended April 30,
(In thousands, except ratios)	2008	2009	2010	2011	2012	2013

Earnings:
Pretax income (loss) from continuing operations	$98,571	$(6,548)	$11,919	$(35,573)	$(3,199)	$(53,153)
Income from Minority interest / equity investees	690	2,926	3,414	3,388	1,013	682
Fixed charges	68,615	73,557	124,989	83,680	71,282	35,706
Distributed Income of Equity Investees	727	—	—	—	—	—

Total “Earnings”	$168,603	$69,935	$140,322	$51,495	$69,096	$(16,765)

Fixed Charges:
Interest expense*	$59,263	$64,323	$115,157	$73,808	$60,823	$30,796
Estimate of interest within rental expense	9,352	9,234	9,832	9,872	10,459	4,910

Total “Fixed Charges”	$68,615	$73,557	$124,989	$83,680	$71,282	$35,706

Ratio of earnings to fixed charges	2.5	0.95	1.1	0.6	0.97	(0.5)

Rent	120,677	119,150	126,867	127,384	134,956	63,357

Deficiency**	N/A	3,622	N/A	32,185	2,186	52,471

*	Interest expense includes interest from both continuing and discontinued operations as well as amortization of capitalized expenses related to indebtedness.
**	For the six months ended April 30, 2009, 2011, 2012 and 2013, earnings were insufficient to cover fixed charges by $3,622,000, $32,185,000, $2,186,000 and $52,471,000, respectively.